UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Scorpio Tankers Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y7542C130
(CUSIP Number)

Mr. Emanuele Lauro 9, Boulevard Charles III Monaco 98000 377-9798-5716 with a copy to: Edward S. Horton, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	Y7542C130

1.	NAME OF REPORTING PERSONS

Scorpio Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,657,839

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,657,839

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,657,839

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y7542C130

1.	NAME OF REPORTING PERSONS

Annalisa Lolli-Ghetti

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

298,010

8.	SHARED VOTING POWER

2,657,839

9.	SOLE DISPOSITIVE POWER

298,010

10.	SHARED DISPOSITIVE POWER	[_]

2,657,839

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,955,849

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y7542C130

1.	NAME OF REPORTING PERSONS

Scorpio Services Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,105,640

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,105,640

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,105,640

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y7542C130

1.	NAME OF REPORTING PERSONS

Scorpio Assets Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

552,199

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

552,199

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

552,199

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y7542C130

1.	NAME OF REPORTING PERSONS

Scorpio Assets STNG Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

552,199

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

552,199

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

552,199

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y7542C130

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Shares”), of Scorpio Tankers Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”), having its principal executive offices at 9, Boulevard Charles III, MC 98000, Monaco.

Item 2.
Identity and Background.

This Schedule 13D is being filed on behalf of the following:

Scorpio Holdings Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“Scorpio Holdings”);

Scorpio Services Holding Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“SSH”), and a wholly-owned subsidiary of Scorpio Holdings;

Scorpio Assets Holding Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“Scorpio Assets Holding”), and a wholly-owned subsidiary of Scorpio Holdings;

Scorpio Assets STNG Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“Scorpio Assets STNG”), and a wholly-owned subsidiary of Scorpio Assets Holding; and

Annalisa Lolli-Ghetti, the majority shareholder of Scorpio Holdings (“Ms. Lolli-Ghetti”, and together with Scorpio Holdings, SSH, Scorpio Assets Holding and Scorpio Assets STNG, the “Reporting Persons”).

Ms. Lolli-Ghetti may be deemed the beneficial owner of approximately 5.0% of the Issuer’s outstanding Common Shares, Scorpio Holdings may be deemed the beneficial owner of approximately 4.5% of the Issuer’s outstanding Common Shares, SSH may be deemed the beneficial owner of approximately 3.6% of the Issuer’s outstanding Common Shares, and Scorpio Assets Holding and Scorpio Assets STNG may be deemed the beneficial owners of approximately 0.9% of the Issuer’s outstanding Common Shares.

The principal business of Scorpio Holdings is acting as a holding company for SSH, Scorpio Assets Holding, Scorpio Assets STNG and certain other companies.

The principal business of SSH is the provision of administrative services relating to the ownership and operation of vessels, including to the Issuer and unaffiliated third parties.

The principal business of Scorpio Assets Holding and Scorpio Assets STNG is holding shares and/or other securities, directly or indirectly, in certain affiliated companies operating in the shipping industry.

The principal business address and principal office address of each of the Reporting Persons is 9, Boulevard Charles III, MC 98000, Monaco.

The identity, present principal occupation/employment, citizenship and business address of the executive officers, directors, and controlling persons of the Reporting Persons, other than Ms. Lolli-Ghetti for whom such information is provided elsewhere herein, (together, the “Principals”) is set forth below.

Name	Principal Occupation and Employment (1)	Citizenship
Emanuele Lauro	Director and Chief Executive Officer of Scorpio Holdings, SSH, the Issuer, Scorpio Bulkers Inc., Hermitage Offshore Services Ltd., and other entities within the Scorpio group of companies.	Italy
Robert Bugbee	Director and President of Scorpio Holdings, SSH, the Issuer, Scorpio Bulkers Inc., Hermitage Offshore Services Ltd., and other entities within the Scorpio group of companies.	Britain
Cameron Mackey
Director and Chief Operating Officer of Scorpio Holdings, SSH, the Issuer, Hermitage Offshore Services Ltd., and other entities within the Scorpio group of companies, and Chief Operating Officer of Scorpio Bulkers Inc.

USA
Filippo Lauro
Director and Vice President of Scorpio Holdings, SSH, and other entities within the Scorpio group of companies, and Vice President of the Issuer, Scorpio Bulkers Inc., and Hermitage Offshore Services Ltd.

Italy
Brian Lee	Chief Financial Officer of Scorpio Holdings, SSH, the Issuer, and other entities within the Scorpio group of companies.	USA
Rosada Guglielmi	Director of Scorpio Assets Holding and Scorpio Assets STNG, and other entities within the Scorpio group of companies.	Italy

(1)  The business address of the Principals, Scorpio Bulkers Inc., and other entities within the Scorpio group of companies is 9 Boulevard Charles III, MC 98000, Monaco. The business address of Hermitage Offshore Services Ltd. is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.
The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

SSH directly acquired an aggregate of 2,105,640 Common Shares in transactions directly with the Issuer and open market transactions using funds from working capital and pursuant to a dividend of the Issuer’s Common Shares by Scorpio Bulkers Inc.

Scorpio Assets STNG directly acquired an aggregate of 552,199 Common Shares from other subsidiaries of Scorpio Holdings as a result of internal reorganizations of shareholdings in the Issuer.

Ms. Lolli-Ghetti directly acquired an aggregate of 298,010 Common Shares through private transactions.

Item 4.
Purpose of Transaction.

Certain of the Principals also serve as executive officers and/or directors of the Issuer. Accordingly, the Reporting Persons may, and the certain of the Principals will continue to, influence the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Common Shares, as described herein, solely for investment purposes.

The Reporting Persons, at any time and from time to time, may acquire additional Common Shares, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Common Shares they own depending upon an ongoing evaluation of their investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.  The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others. In addition, the Reporting Persons are in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

Item 5.	Interest in Securities of the Issuer.

(a,b)
As of May 12, 2020, the Issuer reported 58,672,080 Common Shares outstanding. Based on the foregoing, as of the date of this filing:

Ms. Lolli-Ghetti may be deemed the beneficial owner of 2,955,849 Common Shares, representing approximately 5.0% of the Issuer’s outstanding Common Shares and Scorpio Holdings may be deemed the beneficial owner of 2,657,839 Common Shares, representing approximately 4.5% of the Issuer’s outstanding Common Shares. Scorpio Holdings and Ms. Lolli-Ghetti have the shared power to vote and dispose of 2,657,839 of these Common Shares. Ms. Lolli-Ghetti has the sole power to vote and dispose of 298,010 Common Shares.

SSH may be deemed the beneficial owner of 2,105,640 Common Shares, representing approximately 3.6% of the Issuer’s outstanding Common Shares. SSH, Scorpio Holdings and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Common Shares.

Scorpio Assets Holding and Scorpio Assets STNG may be deemed the beneficial owners of 552,199 Common Shares, representing approximately 0.9% of the Issuer’s outstanding Common Shares. Scorpio Assets Holding, Scorpio Assets STNG, Scorpio Holdings and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Common Shares.

As of the date of this filing, the Principals may be deemed to be the beneficial owners of an aggregate of 3,663,323 Common Shares, with the sole power to vote and dispose of the Common Shares that each Principal respectively owns.

(c)	To the best of the Reporting Persons’ knowledge, transactions in the Common Shares effected by the Reporting Persons during the past 60 days are set forth on Exhibit A to this Schedule 13D.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons or the Principals.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 9, 2018, SSH entered into a Registration Rights Agreement with the Issuer (the “2018 Registration Rights Agreement”), pursuant to which the Issuer agreed to register certain of the Common Shares held by SSH and reported on this Schedule 13D for resale pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The 2018 Registration Rights Agreement is filed as Exhibit B to this Schedule 13D.

On February 21, 2019, SSH and Scorpio Assets STNG entered into a contribution agreement (the “2019 Contribution Agreement”), pursuant to which SSH transferred Common Shares to Scorpio Assets STNG as a contribution to the capital of Scorpio Assets STNG, as part of a transaction intended to qualify as a tax-free reorganization. The 2019 Contribution Agreement is filed as Exhibit C to this Schedule 13D.

On September 24, 2019, SSH entered into a securities purchase agreement  with the Issuer and Urion Holdings (Malta) Limited, pursuant to which SSH purchased an aggregate of $15 million of Common Shares in a private placement transaction (the “2019 Private Placement”).

On September 26, 2019, SSH entered into a Registration Rights Agreement with the Issuer and other parties named therein, pursuant to which the Issuer agreed to register the Common Shares acquired in the 2019 Private Placement for resale pursuant to the Securities Act.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Information with Respect to Transactions Effected

Exhibit B – 2018 Registration Rights Agreement between the Issuer and SSH (incorporated by reference to Exhibit 99.3 of the Issuer’s Report on Form 6-K filed on October 12, 2018).

Exhibit C – 2019 Contribution Agreement between SSH and Scorpio Assets STNG

Exhibit D – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2020

SCORPIO HOLDINGS LIMITED*

By:	/s/ Filippo Lauro
Name: Filippo Lauro
Title: Director and Vice President

SCORPIO SERVICES HOLDING LIMITED*

By:	/s/ Filippo Lauro
Name: Filippo Lauro
Title: Director and Vice President

SCORPIO ASSETS HOLDING LIMITED*

By:	/s/ Rosada Guglielmi
Name: Rosada Guglielmi
Title: Director

SCORPIO ASSETS STNG LIMITED*

By:	/s/ Rosada Guglielmi
Name: Rosada Guglielmi
Title: Director

ANNALISA LOLLI-GHETTI*

/s/ Annalisa Lolli-Ghetti

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED

Reporting Person	Date of Transaction	Average Price per Common Share	Type of Transaction	Number of Common Shares Purchased
SSH	May 12, 2020	$17.36	Open Market Purchase	100,000

EXHIBIT C

CONTRIBUTION AGREEMENT
This CONTRIBUTION AGREEMENT (this “Agreement”) is made and entered into as of 21 February 2019, by Scorpio Services Holding Limited (the “Shareholder”) and Scorpio Assets STNG Limited (“SASL”)
WHEREAS, the Shareholder is a holder of certain shares (“Shareholding”) in Scorpio Tankers Inc.;
WHEREAS, the ultimate beneficial owners of the Shareholder and SASL are the same and the Shareholder desires as part of a tax free “F” reorganization to contribute 679,903 issued and outstanding shares of the Shareholding as a contribution to the capital of SASL (the “Contributed Assets”); and
WHEREAS, SASL desires to accept such contribution.
NOW, THEREFORE, in consideration of the aforesaid transfer and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Shareholder and SASL do hereby covenant and agree each with the other as follows:
1.            Contribution. Subject to the terms and conditions of this Agreement, the Shareholder hereby assigns, transfers, conveys and contributes to SASL, and SASL hereby accepts, as a contribution to its capital, effective immediately, all of the Shareholder’s rights, obligations, title and interest in, to and under the Contributed Assets, free and clear of any liens, charges or encumbrances.
2.            Amendment and Waiver.  This Agreement may be amended or any provision of this Agreement may be waived; provided that any amendment of this Agreement shall require the prior written consent of the Shareholder and SASL and any waiver shall be binding only if such waiver is set forth in writing executed by the party against whom enforcement is sought.

3.            Successors and Assigns.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of Shareholder and SASL and their respective successors and assigns.

4.            Governing Law and Forum.  This Agreement and the rights hereunder of the Shareholder and SASL will be governed by, interpreted, and enforced in accordance with the laws of the State of New York without giving regard to principles of conflicts of law. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

5.            Further Assurances.  The Shareholder and SASL shall cooperate with the other, and execute and deliver, or use its best efforts to cause to be executed and delivered, all such other instruments, including instruments of conveyance, assignment and transfer, and take all such other actions as such party hereto may reasonably be requested to take by the other party hereto from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transactions contemplated hereby.

6.            Entire Agreement. This Agreement embodies the entire agreement and understanding of the Shareholder and SASL in respect of the subject matter contained herein.  This Agreement supersedes all prior agreements and understandings (oral or written) between the Shareholder and SASL with respect to such subject matter.

7.            Tax Treatment. The Shareholder and SASL intend that the contribution of the Contributed Assets to SASL shall be exempt from U.S federal income tax.

8.            Counterparts.  This Agreement may be executed in multiple counterparts (including by means of telecopied or electronically transmitted signature pages), all of which together shall constitute one and the same Agreement.

- Signature Page Follows -

IN WITNESS WHEREOF, the Shareholder and SASL have executed this Agreement as of the date first written above.

SHAREHOLDER:

SCORPIO SERVICES HOLDINGS LIMITED

By:	/s/ Eleni Elpis Nassopoulou
Name: Eleni Elpis Nassopoulou
Title: General Counsel

SASL:

SCORPIO ASSETS STNG LIMITED

By:	/s/ Rosada Guglielmi
Name: Rosada Guglielmni
Title Secretary

EXHIBIT D

JOINT FILING AGREEMENT

Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13D, including any amendments thereto, relating to the common shares, par value $0.01 per share, of Scorpio Tankers Inc.

Date:  May 15, 2020

SCORPIO HOLDINGS LIMITED

By:	/s/ Filippo Lauro
Name: Filippo Lauro
Title: Director and Vice President

SCORPIO SERVICES HOLDING LIMITED

By:	/s/ Filippo Lauro
Name: Filippo Lauro
Title: Director and Vice President

SCORPIO ASSETS HOLDING LIMITED

By:	/s/ Rosada Guglielmi
Name: Rosada Guglielmi
Title: Director

SCORPIO ASSETS STNG LIMITED

By:	/s/ Rosada Guglielmi
Name: Rosada Guglielmi
Title: Director

ANNALISA LOLLI-GHETTI

/s/ Annalisa Lolli-Ghetti